UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the nine months ended September 30, 2013. Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 13, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2013

General

Frontline Ltd. is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company is engaged primarily in the transportation of crude oil through the ownership and operation of oil tankers. The Company owns and leases these vessels of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's ordinary shares, par value $1.00 per share ("Ordinary Shares"), are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities, each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market. In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited ("SeaTeam Management") to Golden Ocean Group Limited.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Ltd. ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparties whereby the gross charter payment commitments under existing chartering arrangements on 32 vessels were reduced.

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) for the purpose of discontinued operations as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels it owns in a vessel class represent a component as defined and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Company's final OBO carrier in March 2013, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the nine months ended September 30, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

Following the redelivery of the chartered-in VLCC DHT Eagle on May 8, 2013, the Company no longer has any vessels chartered-in under operating leases.

In October 2013, the Company agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey and current market rates. While the VLCC spot market has recently shown some signs of recovery, there is still a fundamental oversupply in the market and the retirement of older vessels should assist in balancing the market going forward.

The Company currently operates a fleet of 45 vessels comprising (i) 15 VLCCs and five Suezmax tankers leased from Ship Finance, (ii) two VLCCs and two Suezmax tankers leased from German KG companies, (iii) six VLCCs and three Suezmax tankers within the ITCL group, and (iv) six VLCCs and six Suezmax tankers under commercial management.
The Company also has two Suezmax newbuildings.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2013 and September 30, 2012.

Total operating revenues and voyage expenses and commissions

	Nine months ended September 30,
(in thousands of $)	2013	2012
Time charter revenues	22,005	56,156
Bare boat charter revenues	18,489	24,156
Voyage charter revenues	314,754	327,415
Other income	18,371	17,853
Total operating revenues	373,619	425,580

Voyage expenses and commissions	219,571	186,819

Time charter revenues decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following reasons:

•
Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery to the Company from time charter contracts between March 2012 and September 2013, resulting in a decrease in revenues of $33.0 million.

•	A decrease of $1.7 million on a floating rate time charter contract as a result of a reduction in market rates.

Bareboat charter revenues decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following reasons:

•	The termination of the bareboat contract on one VLCC in March 2013 resulting in a decrease in revenues of $5.7 million. The vessel commenced trading in the spot market in April 2013.

Voyage charter revenues decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following reasons:

•	Four VLCCs and three Suezmax tankers, which were chartered-in, were redelivered by the Company between January 2012 and May 2013, resulting in a decrease in revenues of $45.0 million.

•	A reduction in market rates, resulting in a decrease in revenues from the Company's VLCCs of $43.2 million.

•	An increase in off-hire and waiting days, resulting in a decrease in revenues of $23.9 million.

•	One Suezmax tanker was sold to an unrelated third party, resulting in a decrease in revenues of $1.2 million.

These factors were partially offset by:

•
Nine VLCCs and two Suezmax tankers, which commenced trading in the spot market upon redelivery to the Company from time charter contracts between March 2012 and September 2013, resulting in an increase in revenues of $62.1 million.

•	One VLCC, which commenced trading in the spot market in March 2013 upon redelivery to the Company from a bareboat contract, resulting in an increase in revenues of $7.6 million.

•
A $30.4 million increase in revenues due to the redelivery of six Suezmax tankers from pooling arrangements under which revenues were received net of voyage expenses in 2012 and are now recognized gross.

Voyage expenses and commissions increased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following reasons:

•
Eleven VLCCs and two Suezmax tankers, which commenced trading in the spot market between March 2012 and September 2013 upon redelivery from time charter and bareboat charter contracts, resulting in an increase in voyage costs of $55.1 million.

•
A $32.9 million increase in voyage costs due to the redelivery of six Suezmax tankers from pooling arrangements under which voyage costs were netted against voyage revenues in 2012 and are now recognized gross.

These factors were partially offset by:

•	A $35.3 million decrease in voyage expenses due to the impact of slower steaming and increases in both waiting time and off-hire days on bunker consumption.

•	The redelivery by the Company of four VLCCs chartered-in under operating leases between January 2012 and May 2013, leading to a decrease in voyage expenses of $19.5 million.

Gain from sale of assets and amortization of deferred gains

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net gain on lease terminations	7,410	10,619
Loss on sale of assets	—	(2,109)
Amortization of deferred gains	2,322	11,362
	9,732	19,872

The net gain on lease terminations in each period presented relates to the termination of leases for vessels that were leased in by the Company. The net gain on lease terminations in the nine months ended September 30, 2013 comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride. The net gain on lease terminations in the nine months ended September 30, 2012 resulted from the termination of the long-term charter party agreement for Titan Orion (ex-Front Duke).

The loss on sale of assets in the nine months ended September 30, 2012 represents the loss from the sale of the Front Alfa.

The amortization of deferred gains in the nine months ended September 30, 2013 and 2012 represents the amortization of the deferred gains resulting from the sales and lease back of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

Ship operating expenses

	Nine months ended September 30,
(in thousands of $)	2013	2012
VLCC	66,204	68,165
Suezmax	20,447	22,984
Total ship operating expenses	86,651	91,149

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following reasons:

•	A decrease of $1.9 million due to lower drydocking expenses as only three vessels docked in the nine months to September 30, 2013, compared to seven in the nine months to September 30, 2012.

•	A decrease in repairs and maintenance costs of $1.4 million

•	A decrease in other operating costs of $1.0 million

These factors were partially offset by an increase of $2.7 million due to the redelivery of one double hull VLCC and two single hull VLCCs from bareboat charter between December 2012 and March 2013.

Suezmax operating costs decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to following reasons:

•	$1.7 million lower due to the termination of the lease on one vessel in February 2013.

•	$0.8 million lower due to the sale of one vessel in March 2012.

Contingent rental (income) expense

	Nine months ended September 30,
(in thousands of $)	2013	2012
Contingent rental (income) expense	(9,470)	18,876

The contingent rental (income) expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the nine months ended September 30, 2013, there was income of $9.5 million relating to the four vessels leased from the German KG companies as the amounts paid were lower than the index that was used to record the leases when they were amended in December 2011. $5.7 million of this amount relates to the nine months ended September 30, 2013 and $3.8 million relates to the year ended December 31, 2012. The contingent rental expense relating to the Ship Finance vessels was nil. In the nine months ended September 30, 2012 the contingent rental expense relating to the four German KG vessels and the Ship Finance vessels was $2.6 million and $16.3 million, respectively.

Charter hire expense

	Nine months ended September 30,
(in thousands of $)	2013	2012
Charter hire expense	4,176	31,103

Charter hire expense decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the redelivery by the Company of four double-hull VLCCs between January 2012 and May 2013, three single-hull VLCCs between March 2012 and January 2013 and two Suezmax tankers in October and November 2012 that were chartered-in, resulting in a decrease in charter hire expense of $27.5 million. These factors were partially offset by the impact of provisions for loss-making charters, which increased charter hire expense by $0.5 million in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Administrative expenses

	Nine months ended September 30,
(in thousands of $)	2013	2012
Administrative expenses	23,168	24,682

Administrative expenses have decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to a decrease in staff related costs.

Impairment loss on vessels

	Nine months ended September 30,
(in thousands of $)	2013	2012
Impairment loss on vessels	103,724	—

The vessel impairment loss of $103.7 million in the nine months ended September 30, 2013 relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). All vessels are recorded as vessels under capital lease (see Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements).

Depreciation

	Nine months ended September 30,
(in thousands of $)	2013	2012
Depreciation	76,381	80,492

Depreciation decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to the following:

•	A decrease of $1.6 million due to the termination of the lease on the Front Pride in February 2013 and the sale of the Front Alfa in March 2012.

•	A decrease of $2.4 million due to an impairment charge that was recorded on 3 VLCCs in the nine months ended September 30, 2013.

Interest income

	Nine months ended September 30,
(in thousands of $)	2013	2012
Interest income	81	90

Interest income in the nine months ended September 30, 2013 and September 30, 2012 relates solely to interest received on bank deposits.

Interest expense

	Nine months ended September 30,
(in thousands of $)	2013	2012
Interest expense	(68,301)	(71,063)

Interest expense decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to a decrease in finance lease interest expense of (i) $2.5 million due to the reduction of lease obligations as a result of payments made, and (ii) $0.4 million due to the termination of the lease on Front Pride in February 2013.

Share of results from associated companies

	Nine months ended September 30,
(in thousands of $)	2013	2012
Share of results from associated companies	13,046	167

As of September 30, 2013, the Company accounted for four investees (September 30, 2012: five investees) under the equity method.

In the nine months ended September 30, 2013, the Company recognized a gain of $5.2 million in the first quarter on the dilution of its ownership in Frontline 2012 from 7.9% to 6.3% following a private placement by Frontline 2012 in January 2013 and a gain of $4.7 million in the third quarter on the dilution of its ownership in Frontline 2012 from 6.3% to 5.4% following a private placement by Frontline 2012 in September 2013. The Company also recognized earnings from associated companies of $3.1 million, of which $3.5 million were from Frontline 2012.

Mark to market loss on derivatives

	Nine months ended September 30,
(in thousands of $)	2013	2012
Mark to market loss on derivatives	(585)	(1,189)

The mark to market loss on derivatives relates to the Company's trading in Freight Forward Agreements ("FFAs"). The Company ceased trading FFAs in March 2013, incurring a loss of $0.6 million in the nine months ended September 30, 2013.

Gain on redemption of debt

	Nine months ended September 30,
(in thousands of $)	2013	2012
Gain on redemption of debt	—	4,600

The gain on redemption of debt in the nine months ended September 30, 2012 resulted from the Company's purchase of $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million in cash.

Other non-operating items

	Nine months ended September 30,
(in thousands of $)	2013	2012
Other non-operating items	939	906

Other non-operating items net in the nine months ended September 30, 2013 and September 30, 2012 primarily relate to the of amortization of deferred gains.

Net loss attributable to noncontrolling interest

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net loss attributable to noncontrolling interest	1,607	664

Net loss attributable to noncontrolling interest represents the noncontrolling interest's 17.53% interest in the loss of ITCL in the relevant period.

Net loss from discontinued operations

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net loss from discontinued operations	(1,016)	(12,537)

Net loss from discontinued operations in the nine months ended September 30, 2013 and September 30, 2012 relate to the operations of the Company's OBO carriers.

The net loss in the nine months ended September 30, 2013 relates primarily to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million. The net loss in the nine months ended September 30, 2012 relates to five OBO carriers: Front Climber, Front Driver, Front Guider, Front Rider and Front Viewer.

Liquidity and Capital Resources

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances and receipts from our customers. Revenues from time charters and bare boat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Net cash used in operating activities was $48.9 million in the nine months ended September 30, 2013 compared with net cash provided of $44.9 million in the nine months ended September 30, 2012. Contingent rental expense paid in the nine months ended September 30, 2013 was $52.2 million compared with nil in the nine months ended September 30, 2012. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates, which have recently been adversely impacted by the imbalance between supply and demand for vessels. Any increase or decrease in the average time charter equivalent ("TCE") rates earned by the Company's vessels in periods subsequent to September 30, 2013, compared with the actual TCE rates achieved during the nine months ended September 30, 2013, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position decreased from $137.6 million to $79.3 million during the nine months ended September 30, 2013.

The Company estimates average total cash cost breakeven rates for the remainder of 2013 on a TCE basis for its VLCCs and Suezmax tankers of approximately $22,400 and $16,700, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2013. These rates do not take into account capital expenditures and the ITCL vessels. TCE rates are the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2013 by the Company's VLCCs and Suezmax tankers were $15,800 and $13,600, respectively,

As of September 30, 2013 and December 31, 2012, we had cash and cash equivalents of $79.3 million and $137.6 million, respectively. As of September 30, 2013 and December 31, 2012, we had restricted cash of $59.2 million and $87.5 million, respectively. Restricted cash balances at September 30, 2013, include $57.1 million (December 31, 2012: $86.3 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to the payment of principal and interest and operating expenses.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share.

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market ("ATM") offering. The Company will use proceeds from this offering for general corporate purposes and to supplement its working capital requirements. The Company has issued 985,084 new ordinary shares under the program.

In the nine months ended September 30, 2013, the Company sold its full holding of the Windsor Petroleum Transport Corporation 7.84% Term Notes (the "Term Notes"), with maturity in January 2021, for net proceeds of $19.8 million.

As of September 30, 2013, the Company was committed to make newbuilding installments of $87.9 million for its two Suezmax newbuildings with expected payment of $6.2 million in 2013 and $81.7 million in 2014.

In order to meet the Company's requirements over the next 12 months, we believe that additional financing will be required to fund our remaining newbuilding installments of $87.9 million. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. Should such financing not be available, this could severely impact our ability to meet our remaining newbuilding instalments of $87.9 million. In addition, in the event that our cash flow from operations does not enable us to satisfy our short term or medium to long term liquidity requirements, we will also have to consider alternatives, such as raising equity, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time.

While the VLCC spot market recently has shown signs of recovery, the Board is of the opinion that it may take some time before a reasonable market balance is restored and sustained recovery of the tanker market occurs. The Board believes that such a market balance and sustained recovery of the tanker market will be dependent on the extent of phase out of existing tonnage as well as global growth conditions.

As of September 30, 2013, the Company had total debt and lease obligations, excluding non-recourse debt in ITCL, of $1,122 million, comprised of $841 million in lease obligations to Ship Finance, $66 million in lease obligations to German KGs and $215.0 million in convertible bond loan. A full repayment of this debt is, to a large extent, dependent on a sustained improvement in tanker rates in the years to come.

The Board is actively monitoring the situation and looking for opportunities to restructure the balance sheet and improve the Company's financial position. The Board expects the operating result (excluding one-time gains and losses) in the fourth quarter of 2013 to improve compared with the third quarter of 2013.

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of the Company's convertible bond loan for an aggregate of 6,474,827 shares and a cash payment of $2.25 million.

In October 2013, the Company agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey and current market rates. While the VLCC spot market has recently shown some signs of recovery, there is still a fundamental oversupply in the market and the retirement of older vessels should assist in balancing the market going forward.

The Company has agreed a compensation payment to Ship Finance of approximately $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates of the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

These transactions will reduce the Company's obligations under capital leases by approximately $105 million, and the remaining obligations under capital leases following these terminations will be approximately $735 million related to 15 VLCCs and five Suezmax tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of he Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2013 and September 30, 2012 (unaudited)
(in thousands of $, except per share data)

	Nine months ended September 30,
	2013	2012
Operating revenues
Time charter revenues	22,005	56,156
Bareboat charter revenues	18,489	24,156
Voyage charter revenues	314,754	327,415
Other income	18,371	17,853
Total operating revenues	373,619	425,580
Gain from sale of assets and amortization of deferred gains	9,732	19,872
Voyages expenses and commissions	219,571	186,819
Contingent rental (income) expense	(9,470)	18,876
Ship operating expenses	86,651	91,149
Charter hire expense	4,176	31,103
Administrative expenses	23,168	24,682
Impairment loss on vessels	103,724	—
Depreciation	76,381	80,492
Total operating expenses	504,201	433,121
Net operating (loss) income	(120,850)	12,331
Other income (expenses)
Interest income	81	90
Interest expenses	(68,301)	(71,063)
Share of results from associated companies	13,046	167
Foreign currency exchange (loss) gain	(124)	100
Mark to market loss on derivatives	(585)	(1,189)
Gain on redemption of debt	—	4,600
Other non-operating items	939	906
Net other expenses	(54,944)	(66,389)
Net loss before income taxes and noncontrolling interest	(175,794)	(54,058)
Income tax expense	(275)	(257)
Net loss from continuing operations	(176,069)	(54,315)
Net loss from discontinued operations	(1,016)	(12,537)
Net loss	(177,085)	(66,852)
Net loss attributable to noncontrolling interest	1,607	664
Net loss attributable to Frontline Ltd.	(175,478)	(66,188)

Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	(2.23)	(0.69)
Basic and diluted loss per share from discontinued operations ($)	(0.01)	(0.16)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	(2.24)	(0.85)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2013 and September 30, 2012 (unaudited)
(in thousands of $)

	Nine months ended September 30,
	2013	2012
Comprehensive loss
Net loss	(177,085)	(66,852)
Unrealized (loss) gain from marketable securities	(56)	466
Foreign currency translation (loss) gains	(81)	75
Other comprehensive (loss) income	(137)	541
Comprehensive loss	(177,222)	(66,311)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(175,615)	(65,647)
Comprehensive loss attributable to noncontrolling interest	(1,607)	(664)
	(177,222)	(66,311)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012 (unaudited)
(in thousands of $)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	79,279	137,603
Restricted cash and investments	59,236	87,506
Marketable securities	1,238	1,235
Trade accounts receivable, net	19,914	23,702
Related party receivables	11,457	9,055
Other receivables	12,766	14,860
Inventories	57,790	57,505
Voyages in progress	28,012	54,097
Prepaid expenses and accrued income	5,489	4,311
Investment in finance lease	2,448	2,156
Total current assets	277,629	392,030
Long term assets
Newbuildings	29,010	26,913
Vessels and equipment, net	269,151	282,946
Vessels and equipment under capital lease, net	723,580	893,089
Investment in unconsolidated subsidiaries and associated companies	59,438	40,633
Deferred charges	831	1,236
Investment in finance lease	49,504	51,374
Total assets	1,409,143	1,688,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	22,543	20,700
Current portion of obligations under capital leases	53,076	52,070
Related party payables	5,968	53,948
Trade accounts payable	15,158	5,975
Accrued expenses	34,564	43,744
Deferred charter revenue	128	2,840
Other current liabilities	3,449	7,344
Total current liabilities	134,886	186,621
Long-term debt	460,853	463,292
Obligations under capital leases	854,179	898,490
Deferred gains on sales of vessels	1,612	2,575
Other long-term liabilities	2,259	6,094
Total liabilities	1,453,789	1,557,072
Commitments and contingencies
Equity
Share capital (78,843,586 shares, par value $1.00 (December 31, 2012; 77,858,502 shares, par value $2.50))	78,843	194,646
Additional paid in capital	118,051	821

Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(4,292)	(4,155)
Retained deficit	(721,244)	(545,766)
Total equity attributable to Frontline Ltd.	(54,513)	119,675
Noncontrolling interest	9,867	11,474
Total equity	(44,646)	131,149
Total liabilities and equity	1,409,143	1,688,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and September 30, 2012 (unaudited)
(in thousands of $)

	2013	2012

Net cash (used in) provided by operating activities	(48,915)	44,872

Change in restricted cash	28,270	24,831
Additions to newbuildings, vessels and equipment	(1,691)	(1,501)
Finance lease payments received	1,578	1,336
Proceeds from sale of vessels and equipment	6,371	12,224
Net investment in associated companies	(5,509)	(13,548)
Net cash provided by investing activities	29,019	23,342

Net proceeds from issuance of shares	1,490	—
Proceeds from issuance of long term debt, net of fees paid	19,798	—
Repayment of long-term debt	(21,531)	(24,049)
Repayment of capital leases	(38,185)	(40,247)
Net cash used in financing activities	(38,428)	(64,296)

Net (decrease) increase in cash and cash equivalents	(58,324)	3,918
Cash and cash equivalents at start of period	137,603	160,566
Cash and cash equivalents at end of period	79,279	164,484

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2013 and September 30, 2012 (unaudited)
(in thousands of $, except number of shares)

	2013	2012
Number of share outstanding
Balance at beginning of period	77,858,502	77,858,502
Shares issued	985,084	—
Balance at end of the period	78,843,586	77,858,502

Share capital
Balance at beginning of period	194,646	194,646
Capital reorganization	(116,788)	—
Shares issued	985	—
Balance at end of the period	78,843	194,646

Additional Paid In Capital
Balance at beginning of the period	821	225,769
Capital reorganization	116,788	—
Stock option expense	124	732
Shares issued	318	—
Transfer to Contributed Surplus	—	(225,769)
Balance at end of the period	118,051	732

Contributed Surplus
Balance at beginning of the period	474,129	248,360
Transfer from Additional Paid in Capital	—	225,769
Balance at end of the period	474,129	474,129

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(4,155)	(4,779)
Other comprehensive (loss) income	(137)	541
Balance at end of the period	(4,292)	(4,238)

Retained Deficit
Balance at beginning of the period	(545,766)	(463,012)
Net loss	(175,478)	(66,188)
Balance at end of the period	(721,244)	(529,200)

Total equity attributable to Frontline Ltd.	(54,513)	136,069

Noncontrolling Interest
Balance at beginning of the period	11,474	12,495
Net loss	(1,607)	(664)
Balance at end of the period	9,867	11,831

Total Equity	(44,646)	147,900

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 21, 2013. The condensed consolidated balance sheet data as of September 30, 2013 and December 31, 2012 does not include all the disclosures required by US GAAP. The results of operations for the interim period ended September 30, 2013 are not necessarily indicative of the results for the entire year ending December 31, 2013.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

Impairment of long-lived assets
The carrying values of long-lived assets and newbuildings that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values, the estimated remaining useful lives of the vessels and the probability of lease terminations for the vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

3. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. Following the termination of the lease on the Front Guider, the last of the Company's carriers, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the nine months ended September 30, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

The results of Front Guider are recorded as discontinued operations in the nine months ended September 30, 2013 and the results of Front Climber, Front Driver, Front Guider, Front Rider and Front Viewer are recored as discontinued operations in the nine months ended September 30, 2012. Amounts recorded in respect of discontinued operations in the nine months ended September 30, 2013 and September 30, 2012 are as follows;

	Nine months ended September 30,
(in thousands of $)	2013	2012
Operating revenues	1,840	45,092
Loss from sale of assets	(847)	—
Net loss	(1,016)	(12,537)

4. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net loss. The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at September 30, 2013 and September 30, 2012. The convertible bonds using the if-converted method were anti dilutive for all periods presented and, therefore, 5,881,275 shares were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(174,462)	(53,651)
Net loss from discontinued operations	(1,016)	(12,537)
Net loss attributable to Frontline Ltd.	(175,478)	(66,188)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Nine months ended September 30,
	2013	2012
Weighted average number of ordinary shares (000s)	78,204	77,859

5. IMPAIRMENT LOSS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During the nine months ended September 30, 2013, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company has recorded a vessel impairment loss of $103.7 million in the nine months ended September 30, 2013. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Century ($15.6 million), Front Champion ($42.5 million) and Golden Victory ($45.6 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013.

6. GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in the nine months ended September 30, 2013 and September 30, 2012 is summarized as follows:

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net gain on lease terminations	7,410	10,619
Loss on sale of assets	—	(2,109)
Amortization of deferred gains	2,322	11,362
	9,732	19,872

7. EQUITY METHOD INVESTMENTS

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $241,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter in “share of results from associated companies”.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. The Company recorded a gain on the dilution of its ownership of $4.7 million in the third quarter in “share of results from associated companies”.

8. DEBT

In the nine months ended September 30, 2013, the Company sold its full holding of the Windsor Petroleum Transport Corporation 7.84% Term Notes (the "Term Notes"), with maturity in January 2021, for net proceeds of $19.8 million. The difference of $12.2 million between the adjusted nominal value of $32.0 million and the net proceeds is recorded as a discount on issuance of debt as a reduction of debt and is being amortized to interest expense over the period of the Term Notes.

The conversion price of the Company's convertible bonds at September 30, 2013 and December 31, 2012 was $36.5567.

Assets pledged

(in thousands of $)	2013	2012
Vessels, net, held in ITCL	267,758	280,929
Restricted cash and investments	59,236	86,280

9. SHARE CAPITAL

On May 8, 2013, at a Special General Meeting of the Company, it was resolved that the issued and paid-up share capital of the Company be reduced from $194,646,255 to $77,858,502, with effect from May 14, 2013, by cancelling the paid-up capital of $1.50 on each of the ordinary shares in issue so that each of the 77,858,502 shares of par value $2.50 shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the additional paid in capital account of the Company and that the authorized share capital of the Company be maintained at $312,500,000 comprising 312,500,000 shares of $1.00 each.

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market offering. The Company has issued 985,084 new ordinary shares under the program and had an issued share capital at September 30, 2013 of $78,843,586 divided into 78,843,586 ordinary shares.

10. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. The functional currencies of certain of the Company's subsidiaries are Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During 2012 and the nine months ended September 30, 2013, the Company entered into forward freight agreements for speculative purposes. As of September 30, 2013, the Company had no contracts outstanding (December 31, 2012: 24 contracts). The Company recorded a loss on forward freight agreements of $0.6 million in the nine months ended September 30, 2013, which is included in "Mark to market loss on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	79,279	79,279	137,603	137,603
Restricted cash and investments	59,236	59,236	87,506	87,506
Marketable securities	1,238	1,238	1,235	1,235
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	268,395	191,448	268,992	191,846
4.5% Convertible Bond	215,000	116,638	215,000	120,131

The estimated fair value of financial assets and liabilities at September 30, 2013 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	79,279	79,279	—	—
Restricted cash and investments	59,236	59,236	—	—
Marketable securities	1,238	1,238	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	191,448	—	191,448	—
4.5% Convertible Bond	116,638	—	116,638	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the period end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company has recorded a vessel impairment loss of $103.7 million in the nine months ended September 30, 2013. This loss relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). All vessels were recorded as vessels under capital lease (see note 5). At September 30, 2013, Front Champion and Golden Victory were measured at an aggregate fair value of nil, based on 100% lease termination assumptions, which was determined using level 3 inputs being the expected future cash flows from the leased vessels. The charter parties for these vessels were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. At September 30, 2013, Front Century was measured at a fair value of $25.0 million, which was determined using level 3 inputs being the expected future cash flows from the leased vessel.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

11. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the nine months ended September 30, 2013 and September 30, 2012 is as follows:

	Nine months ended September 30,
(in thousands of $)	2013	2012
Charter hire paid (principal and interest) - continuing operations	117,052	113,303
Charter hire paid (principal and interest) - discontinued operations	434	12,183
Lease termination payments - income - continuing operations	—	10,629
Lease termination payments - expense - discontinued operations	—	(442)
Contingent rental expense - continuing operations	—	31,707
Contingent rental expense - discontinued operations	—	8,372
Remaining lease obligation	841,446	892,758

In October 2012, the Company agreed to terminate the bareboat charter on Titan Aries (now renamed Edinburgh) and the vessel was redelivered by the Company to Ship Finance in January 2013. The Company received a termination payment from Ship Finance of $7.8 million in March 2013 and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in the first quarter of 2012. A loss on disposal of $9.2 million was recognized in 2011, a further loss on disposal of $0.4 million was recognized in discontinued operations in the second quarter of 2012 due to the write-off of inventory balances.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the nine months ended September 30, 2013 and September 30, 2012 is as follows:

	Nine months ended September 30,
(in thousands of $)	2013	2012
Seatankers Management Co. Ltd	993	595
Golar LNG Limited	1,558	1,140
Golar LNG Partners LP	89	96
Ship Finance International Limited	3,859	2,967
Golden Ocean Group Limited	2,368	4,258
Frontline 2012 Ltd	5,141	(4,770)
Bryggegata AS	(1,112)	(1,090)
Arcadia Petroleum Limited	7,788	1,917
Seadrill Limited	949	1,402
North Atlantic Drilling Limited	45	—
Archer Limited	298	262
Deep Sea Supply Plc	39	65
Aktiv Kapital ASA	11	54
Orion Tankers Limited	—	252
CalPetro Tankers (Bahamas I) Limited	40	38
CalPetro Tankers (Bahamas II) Limited	40	38
CalPetro Tankers (IOM) Limited	40	38

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company chartered in two vessels from Frontline 2012 in the nine months ended September 30, 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels. Both charters terminated in the fourth quarter of 2012.

A summary of balances due from related parties as at September 30, 2013 and December 31, 2012 is as follows:

(in thousands of $)	2013	2012
Ship Finance International Limited	2,483	1,891
Seatankers Management Co. Ltd	272	342
Archer Limited	103	778
Golar LNG Limited	1,342	755
Orion Tankers Limited	—	250
Northern Offshire Ltd	13	13
Golden Ocean Group Limited	704	1,325
Seadrill Limited	882	1,253
North Atlantic Drilling Limited	67	12
Frontline 2012 Ltd	5,420	2,291
CalPetro Tankers (Bahamas I) Limited	29	13
CalPetro Tankers (Bahamas II) Limited	29	13
CalPetro Tankers (IOM) Limited	29	13
Arcadia Petroleum Limited	84	106
	11,457	9,055
A summary of balances due to related parties as at September 30, 2013 and December 31, 2012 is as follows:

(in thousands of $)	2013	2012
Ship Finance International Limited	(3,363)	(52,063)
Seatankers Management Co. Ltd	(362)	(257)
Golar LNG Limited	(100)	(101)
Golden Ocean Group Limited	(994)	(1,042)
Frontline 2012 Ltd	(1,099)	(423)
Aktiv Kapital Ltd	(24)	(34)
Deep Sea Supply Plc	(26)	(28)
	(5,968)	(53,948)

12. DISPOSAL OF ASSETS

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The Company recorded a loss on the termination of the lease of $0.8 million in the first quarter of 2013 in results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (now renamed Edinburgh) and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

13. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $1.7 million. The Company has placed $1.7 million into a restricted bank account at SEB as support for the guarantee. $0.9 million of the guarantee relates to vessels owned by related parties. The guarantee expires on December 31, 2015.

As of September 30, 2013, the Company had four (December 31, 2012: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2012: $36 million).

As of September 30, 2013, Chevron charters three vessels on long-term bare boat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of September 30, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $6.2 million in 2013 and $81.7 million in 2014.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Two of the five contracts have been canceled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest. The remaining three contracts have been canceled by Frontline 2012 and are in arbitration. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

14. SUBSEQUENT EVENTS

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of the Company's 4.5% Convertible Bond Issue 2010/2015 for an aggregate of 6,474,827 shares and a cash payment of $2.25 million.

In October 2013, the Company agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company has agreed a compensation payment to Ship Finance of approximately $90 million for the early termination of the charter parties, of which $11.0 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels Frontline has chartered in from Ship Finance and the level of compensation is a reflection of this.